Exhibit 99.1

FORMER WESTERN COPPER AND GOLD CHAIRMAN DALE CORMAN TO BE INDUCTED INTO THE CANADIAN MINING HALL OF FAME

WESTERN AND CORMAN TO FUND SCHOLARSHIPS FOR SCIENCE AND ENGINEERING RELATED TO MINING

VANCOUVER, BC, Aug. 17, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that F. Dale Corman, the Company's founder and former Chaiman and CEO, will be inducted into the Canadian Mining Hall of Fame on August 18, 2022. The Canadian Mining Hall of Fame celebrates individuals who make Canada's mining industry a global leader. It recognizes outstanding achievement in the mining industry and aims to inspire future generations in mining.

Mr. Corman was born in St. Catharines, Ontario and earned a Bachelor of Science (Geology) from Rensselaer Polytechnic Institute in New York in 1961. His early successes in the 1970's include the high-grade Sturgeon Lake base metal mine in Ontario, the Lake George antimony mine in New Brunswick and the Cullaton Lake gold mine in Nunavut. In subsequent decades he led several Vancouver-based junior companies, notably Western Copper Corp. which later through a name change became Western Silver Corp. Mr. Corman's career highlights include the discovery by Western Copper Holdings and Teck, of the world-class San Nicolas deposit, as well as the Penasquito mine in central Mexico. Penasquito ultimately became Mexico's largest gold mine, second largest silver mine and an important asset for current operator Newmont Corporation. Mr. Corman served as president of seven public companies and director of 25 listed companies and was involved in the exploration and development of seven mines and mineral deposits in Canada, and other parts of the world.

In 2006, Mr. Corman identified the Casino deposit in Yukon as a potential large tonnage copper gold deposit. In subsequent years as President and Executive Chairman he led Western Copper and Gold through exploration and feasibility which confirmed Casino as one of the largest and most economic copper and gold deposits in the world.

In honour of Mr. Corman's tremendous contributions to mining over the past several decades, Western Copper and Gold through its subsidiary Casino Mining Corp. is contributing $150,000 and Mr. Corman will match this contribution to establish a $300,000 scholarship fund that will grant annual scholarships for up to $5,000 in Mr. Corman's name for First Nations, Yukoners, and Employees of Yukon Mining Companies to pursue education in science and engineering. The scholarship will have one $5,000 award in 2023 and grow to multiple awards in future years.

"I am honoured that Western's Board of Directors have chosen to initially fund a scholarship in my name. Education has been the cornerstone of my success and personal happiness over my career in mining. My hope and vision are that this fund will grow, along with the development of the Casino Project, and will enrich the education and passion for mining in the Yukon." said Mr. Corman.

"Western Copper and Gold is thrilled to honour Mr. Corman's great legacy in mining, as well as support and encourage young Yukoners to embark in a career in mining." said Ken Williamson, Interim Chairman of Western Copper and Gold. "We look forward to many exciting developments in Yukon in the years and decades to come."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: mineral resource and reserve estimation; mine plan and operations; internal rate of return; sensitivities; net present value; potential recoveries; design parameters; economic potential; processing mineralized material; the potential of robust economics at Casino; advancing the Project through additional engineering and towards the next step in permitting and submission of an environmental and socio-economic effects statement; key changes to the TMF design; increases to the gold recovery in the heap leach; potential economic returns from the Project; estimated initial capital investment costs; estimated operating costs; estimated mining costs; development of the airstrip and all weather access road; anticipated concentrate handling service charges; developing and operating the Project in a safe, ethical and socially-responsible manner; plans for further development and securing the required permits and licenses for further studies to consider operation; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: For more information, visit www.westerncopperandgold.com or please contact: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:02e 17-AUG-22